United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 18, 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

18 October 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 29 May 2019 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Highest price paid per share (USX)	Lowest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
11 October 2019	1,641	56.685	56.61	56.651603	BATS Global Markets (“BATS”)
11 October 2019	400	56.68	56.61	56.635000	Boston Stock Exchange (“BSE”)
11 October 2019	500	56.64	56.6	56.626000	BATS Global Markets Secondary Exchange (“BYX”)
11 October 2019	500	56.69	56.69	56.690000	CFX Alternative Trading (“CFX”)
11 October 2019	700	56.68	56.62	56.648571	IEX (“IEXG”)
11 October 2019	769	56.69	56.61	56.640988	NASDAQ (“NASDAQ”)
11 October 2019	102,194	56.77	56.08	56.554640	New York Stock Exchange (“NYSE”)
11 October 2019	1,400	56.685	56.6	56.667857	OTC Markets (“OTC”)
11 October 2019	11,094	56.69	56.61	56.672625	NYSE Arca (“PSE”)
11 October 2019	600	56.68	56.6	56.635000	CBOE EDGA Equity Exchange (“XDEA”)
11 October 2019	202	56.64	56.62	56.629901	CBOE EDGX Equity Exchange (“XDEX”)
14 October 2019	150,000	57.16	56.66	56.886426	NYSE
15 October 2019	100	57.35	57.35	57.350000	BATS
15 October 2019	6	57.4	57.4	57.400000	BYX

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15 October 2019	2,300	57.4	57.355	57.392826	CFX
15 October 2019	5,118	57.4	57.355	57.385545	IEXG
15 October 2019	300	57.4	57.37	57.380000	NASDAQ
15 October 2019	140,000	57.57	56.93	57.369378	NYSE
15 October 2019	1,776	57.4	57.355	57.381182	OTC
15 October 2019	100	57.395	57.395	57.395000	PSE
15 October 2019	300	57.4	57.355	57.378333	XDEX
16 October 2019	11,000	57.77	57.725	57.755682	CFX
16 October 2019	2,399	57.77	57.725	57.766267	IEXG
16 October 2019	135,000	57.98	57.28	57.762289	NYSE
16 October 2019	300	57.77	57.77	57.770000	OTC
16 October 2019	1,301	57.7	57.7	57.700000	PSE
17 October 2019	1,040	58.41	58.33	58.373462	BATS
17 October 2019	40	58.41	58.41	58.410000	BSE
17 October 2019	200	58.345	58.345	58.345000	CFX
17 October 2019	597	58.41	58.325	58.348023	IEXG
17 October 2019	1,001	58.41	58.35	58.393976	NASDAQ
17 October 2019	149,712	58.41	57.9	58.248440	NYSE
17 October 2019	1,900	58.41	57.9	58.025526	PSE
17 October 2019	300	58.4	58.4	58.400000	XDEA
17 October 2019	210	58.41	58.35	58.376667	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc (ISIN: GB00BDCPN049)
Dates of purchases:	11, 14, 15, 16 and 17 October 2019
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at:

https://www.ccep.com/system/file_resources/7291/191018_Weekly_Buyback_Programme_trade_details_calcs_details.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 18, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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